U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1: Reporting Issuer:	DRC Resources Corporation. 595 Howe Street, Suite #601 Vancouver, B.C. V6C 2T5 Phone: (604) 687-1629 - Fax (604) 687-2845 Email address: drcresources@uniserve.com

Item 2: Date of Material Change: November 6, 2003

Item 3: Press Release: Dated November 6, 2003 issued in Vancouver, British Columbia

Item 4: Summary of Material Change:

DRC Resources Completes C$24.15 Million Equity Financing

Item 5: Full Description of Material Change:

DRC Resources Corporation ("DRC" or the "Company") (TSX:DRC) is pleased to announce that it has closed its previously announced bought deal private placement financing with a syndicate of underwriters led by Orion Securities Inc., including Dundee Securities Corporation and Salman Partners Inc. (the "Underwriters"). The Company realized gross proceeds of C$24,150,000.  DRC Resources issued and sold 3,450,000 Common Shares, including the Underwriters Option at an issue price of C$7 per share.

The Company plans to use the net proceeds of this financing to advance the development of the Afton Copper-Gold Project, specifically for underground development work and infill diamond drilling, to bring the Project to the Final Feasibility Stage and for general working capital. DRC Resources Corporation is a publicly traded natural resource company with its head office in Vancouver and a field office in Kamloops, B.C. The main focus of DRC Resources is the exploration of the Afton Copper-Gold Project located in the Kamloops Mining Division.

Item 6: Reliance on section 85 (2) of the Act: Filed on a confidential basis: Not Applicable.

Item 7: Omitted Information: Not Applicable

Item 8: Senior Officer: John H. Kruzick 604-687-1629

Item 9: Statement of Senior Officer: "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 6th day of November 2003

"signed"

John H. Kruzick, President/Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION (Registrant)

Date: November 12, 2003	By:	_/s/ John Kruzick____________________
John Kruzick, President/Director